UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SeaWorld Entertainment, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-35883	27-1220297
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6240 Sea Harbor Drive Orlando, Florida	32821
(Address of principal executive offices)	(Zip code)

G. Anthony (Tony) Taylor

Chief Legal Officer,

General Counsel and Corporate Secretary (407) 226-5011

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

SECTION 1 - Conflict Minerals Disclosure

ITEM 1.01 – Conflicts Minerals Disclosure and Report

SeaWorld Entertainment, Inc. has filed a Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019 which is provided as Exhibit 1.01 hereto and is also publicly available on its website at www.seaworldentertainment.com under Investors: Corporate Governance: Governance Documents: Ethical Sourcing: 2019 Conflict Minerals Report.

ITEM 1.02 – Exhibit

The Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019 is filed as Exhibit 1.01 hereto.

SECTION 2 - Exhibits

ITEM 2.01 Exhibits

Exhibit Number	Description
1.01	Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SEAWORLD ENTERTAINMENT, INC.

Date: June 1, 2020	By:	/s/ G. Anthony (Tony) Taylor
	Name:	G. Anthony (Tony) Taylor
	Title:	Chief Legal Officer, General Counsel and Corporate Secretary